

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 25, 2017

<u>Via E-mail</u>
Felipe Dutra
Chief Financial Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1,
3000 Leuven, Belgium

Re: Anheuser-Busch InBev SA/NV
Form 20-F for the Year Ended December 31, 2016
Filed March 22, 2017
File No. 001-37911

Dear Mr. Dutra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2016</u>

<u>Notes to the consolidated financial statements</u>
<u>6. Acquisitions and Disposals of Subsidiaries, page F-27</u>

1.   We note your purchase consideration of the SABMiller acquisition includes allocation of $6.2 billion to non-controlling interest. Please revise to provide further details of the non-controlling interests, your ownership interests and the disclosures required by IFRS 12, paragraph 12.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining